FEDNAT HOLDING COMPANY

14050 N.W. 14th Street

Suite 180

Sunrise, FL 33323

October 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Sonia Bednarowski

Re:       FedNat Holding Company

Acceleration Request for Registration Statement on Form S-3, as amended

File No. 333-257983

Requested Date:        October 21, 2021

Requested Time:        9:00 a.m. Washington, D.C. Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-257983) (the “Registration Statement”), of FedNat Holding Company. We respectfully request that the Registration Statement become effective as of 9:00 a.m., Washington, D.C. time, on Thursday, October 21, 2021, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Nina S. Gordon of Nelson Mullins Riley & Scarborough LLP, by email at nina.gordon@nelsonmullins.com or by telephone at (305) 373-9426.

Very truly yours,

/s/ Ronald A. Jordan

Ronald A. Jordan
Chief Financial Officer